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                                   FORM 6-K/A


                       SECURITIES AND EXCHANGE COMMISSION
                                 450, 5TH STREET
                             WASHINGTON, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


For the month of December, 2002.


                            THE TORONTO-DOMINION BANK
                 (Translation of registrant's name into English)



                      P.O. Box 1, Toronto Dominion Centre,
                            TORONTO, ONTARIO, M5K 1A2
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

            Form 20-F                       Form 40-F     X
                      ----------                      ----------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

               Yes                              No      X
                   ----------                      ----------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-


THIS FORM 6-K IS INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT ON FORM F-3 OF THE TORONTO-DOMINION BANK DATED FEBRUARY 21, 2002.


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                                   FORM 6-K/A

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   THE TORONTO-DOMINION BANK


DATE: December 3, 2002              By       Norie C. Campbell
                                       -----------------------------
                                    Name:    Norie C. Campbell
                                    Title:  Associate Vice President


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           TD BANK FINANCIAL GROUP MOVES AGGRESSIVELY ON ITS STRATEGY
                           TO ADDRESS CREDIT CONCERNS

TORONTO, NOVEMBER 04, 2002 / CNW / - TD Bank Financial Group (TDBFG) today announced a definitive strategy to deal with its credit challenges. Under this new strategy, TD will split its corporate lending business into "core" and "non-core" relationships. In addition, driven by deterioration in the utilities sector creating higher than anticipated impaired loan formations, TD announced that it was increasing its specific loan loss provisions and taking additional one-time provisions of CDN$600 million.

"Our existing credit challenges have been aggravated by recent further deterioration in the utilities sector. To that end, we determined that the shift in strategy that we announced in July was not only appropriate, but one which we should be pursuing faster and more aggressively," said A. Charles Baillie, Chairman and CEO of TD Bank Financial Group. "We have implemented very specific and vigorous steps which are designed to tackle our continuing credit challenges even more aggressively while positioning TDBFG for growth going forward."

As a result of higher than anticipated new formations of impaired loans for the end of the fiscal year, TDBFG will be taking a higher specific loan loss provision for the quarter of CDN$350 million versus the CDN$175 million guidance previously provided. CDN$263 million of the provision will be against three relationships in the utilities sector. In addition, TDBFG will also draw CDN$185 million in this quarter from the CDN$600 million telecom sectoral that it announced in July. TDBFG indicated that its loan losses in the personal and commercial bank will come in at expected levels.

 "We remain comfortable with our provisioning for telecom though we will be drawing down on this sectoral earlier than expected. The amount of the draw down is in keeping with our loss level expectations," added Baillie.

"Our strong desire to deal definitively with our continuing credit challenges has led us to accelerate our previously announced shift in direction and to organizationally split TD Securities into two distinct business groups. The division of our corporate lending book into `core' and `non-core' portfolios will result in a significantly smaller on-going corporate loan book with less capital deployed, which can deliver earnings growth from an adjusted base with lower volatility and improved rates of return," said Ed Clark, President and COO of TD Bank Financial Group. "We will now have one unit for on-going operations with core clients and one for businesses with non-core clients that we want to exit over time," he noted.

The non-core loan portfolio comprises approximately $11 billion in corporate loans or about half of TDBFG's total corporate loans. About 55% of this is telecommunications and utilities and is primarily non-Canadian loans. TDBFG emphasized that the non-core portfolio is 40% investment grade.

"As a second step to address our credit challenges we will be taking additional one-time provisions of CDN$600 million. Combined with the remaining CDN$415 million telecom and CDN$250 million US corporate sectorals, we will have CDN$1.265 billion in provisions against the non-core portfolio," added Clark.

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The effect of this provisioning will produce a loss for the quarter in the range of CDN$0.07 to CDN$0.12 cents per share on a fully diluted cash operating basis or CDN$0.31 to CDN$0.36 cents per share on a reported GAAP basis. Additional information will be provided when TDBFG announces its fourth quarter results at the end of the month.

"It is clearly not a good time for us, and I am deeply disappointed that we are delivering this news - our shareholders deserve better," said Baillie.

"With today's aggressive actions we have dramatically changed the risk profile of the Bank. We have a strong Canadian franchise both in corporate lending and investment banking as well as strong capabilities in capital markets outside of Canada and we will continue to lend on a limited basis outside Canada. The TDBFG franchise continues to have solid fundamentals which we believe will deliver consistent and quality earnings for our shareholders in the future, " added Clark.

ANALYST CALL

TDBFG will hold an analyst conference call today, November 4, 2002 at 4:30 p.m. Toronto time. The call will feature a presentation by A. Charles Baillie and Ed Clark and will be followed by a question and answer period for analysts. The call is expected to last approximately 60 minutes. Media and the general public may access the call by calling 1-800-814-4860 or in Toronto, 416-640-1907. A playback of the call may be accessed for a period of at least two weeks by calling 1-877-289-8525 or 416-640-1917, pass code 219650#.

ABOUT TD BANK FINANCIAL GROUP

The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Financial Group. In Canada and around the world, TD Bank Financial Group serves more than 13 million customers in three key businesses: personal and commercial banking including TD Canada Trust; wealth management including the global operations of TD Waterhouse; and a leading wholesale bank, TD Securities, operating in over 20 locations in key financial centres around the globe. TD Bank Financial Group also ranks among the world's leading on-line financial services firms, with more than 4.5 million on-line customers. TD Bank Financial Group had CDN$309.6 billion in assets, as at July 31, 2002. The Toronto-Dominion Bank trades on the Toronto and New York Stock Exchanges under the symbol "TD".

This news release may contain forward-looking statements, including statements regarding the business and anticipated financial performance of TD. These statements are subject to a number of risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements. Some of the factors that could cause such differences include legislative or regulatory developments, competition, technological change, global capital market activity, interest rates, changes in government and economic policy, inflation and general economic conditions in geographic areas where TD operates. These and other factors should be considered carefully and undue reliance should not be placed on TD's forward-looking statements. TD does not undertake to update any forward-looking statements.

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For further information:

Dan Marinangeli
Executive Vice President and Chief Financial Officer
(416) 982-8002

Scott Lamb
Vice President Investor Relations
(416) 982-5075

Dianne Salt
Associate Vice President, External Communications
(416) 308-6807